Syneron Highlights its Innovative Body Shaping Products

in Conjunction with the BODY Conference and Exhibition in London

London, United Kingdom, November 5, 2012 – Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the leading global aesthetic device company, announced to a group of international media its new activities and enhanced global commitment to developing the non-invasive body shaping market, one of the fastest growing segments in the global aesthetic medical device market. The press conference took place at the Academy of Medical Sciences in London, just prior to the opening of the BODY Conference and Exhibition (www.bodyconference.co.uk), which took place in London on November 3-4, 2012 and for which Syneron was the main sponsor.

At the press conference, Syneron’s Founder and Chairman of the Board, Shimon Eckhouse, Ph.D., and Syneron’s Chief Executive Officer, Louis Scafuri provided an overview of Syneron’s innovative technologies addressing the body shaping market as well as data on the market size and trends. The technologies presented included the Company’s market leading UltraShape® and VelaShape® product lines. UltraShape was the first minimally invasive fat destructive system and features proprietary focused ultrasound technology. VelaShape, with an installed base of more than 7,000 systems worldwide, was the first non-invasive body shaping device and features Syneron’s proprietary elōs technology. Together, these complementary product lines are the basis for Syneron’s global leadership position and state-of-the-art know-how with regards to non-invasive body shaping treatments.

As the leader with over 10 years of experience in treating both superficial fat and cellulite, Syneron has accumulated vast clinical information to safely and effectively meet consumer needs and desires. During the press conference, Syneron reviewed its on-going multi-center clinical trials and research activities focused on body shaping technologies. These investments highlight the Company’s commitment to “Science – Results – Trust” in its efforts to develop the technology behind all of its products.

The press conference also featured a presentation by Christopher Inglefield, M.D., Medical Director and Owner of the London Bridge Plastic Surgery & Aesthetic Clinic. Dr. Inglefield provided an overview of his experience with various body shaping technologies used in his practice. His case studies allowed the audience to better understand the types of results that can be obtained with Syneron’s non-invasive technologies.

Shimon Eckhouse, Ph.D., Founder and Chairman of the Board of Syneron Medical, said, “Syneron is ideally positioned to meet the growing worldwide demand for body shaping and skin tightening procedures requiring no downtime thanks to our unique and complementary body shaping technologies that include both our focused ultrasound and proprietary elōs technology. We are proud to offer practitioners and patients the unsurpassed safety, efficacy and comfort benefits and features of our world-class UltraShape and VelaShape body shaping products.”

Louis Scafuri, Chief Executive Officer of Syneron Medical, said, “Syneron is committed to providing our customers with innovative, science-based technologies to address high growth aesthetic categories that can help develop their practices. Body shaping is one of the most in-demand procedures around the world and we are committing dedicated research and development resources to ensure that we maintain and expand our leadership position in this important segment of the market. We recently began selling the UltraShape system directly in Canada and look forward to potential U.S. marketing clearance in 2013.”

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “are confident that, "anticipates,” “plans,” “expects,” “may,” “will,” “would,” and similar expressions) should also be considered to be forward-looking statements.  There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the product launch may take longer than expected, as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:

David Schlachet, Chief Financial Officer, Syneron Medical

Email: david.schlachet@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

Email: zkubow@theruthgroup.com